Exhibit 21.1
The Company has the following wholly owned subsidiary:
CCBM, Inc.
CLLR, Inc.
Carrizo UK North Sea Limited
Hondo Pipeline, Inc.
The Company also has an approximate 8.35% interest in the following entity:
Pinnacle Gas Resources, Inc.